LIFE RECOVERY SYSTEMS HD, LLC

ANNUAL REPORT

www.life-recovery.com

This Annual Report is dated April 24,2019.

BUSINESS

LRS invents, develops, and manufacturers medical devices. Our key focus is the treatment of patients suffering from severe hypothermia and/or acute illnesses related to cardiovascular disease such as cardiac arrest, stroke and heart attack. Our current emphasis involves studies of the use of our product in treatment of strokes.

Previous Offerings

Between March 22, 2018 and November 12, 2018, we sold 9048 Class B units in in exchange for $9.57 per unit under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Sales increased in 2018 compared to sales in 2017 by $14,121. There was no significant increase in sales because our emphasis was on conducting stroke studies. Operating net loss for 2018 was $4,864 less than 2018. Gross profit improved due a reduction in costs of manufacturing suits.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $11,991.

Debt

At December 31,2018 short term debt was $156,649 compared to $159,391 at the end of 2017.

Long term debt increased to $3,234,782 at the end of 2018 from $3,184,007 at the end of 2017.

Long term debt is made up of the following at December 31, 20118.

Convertible notes payable	$1,511,240
Accrued interest on convertible notes	419,907
Bank note	1,257,925
Note payable to former manager	45,710

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Co- Founder, Chairman of the Board, Manager	Robert J. Freedman, M.D
Co-Founder, Vice-President of R & D	Robert Schock, PHD
Vice President of Operations	Richard Hettenbach
Member of Board of Managers	Stephen Katz, MD
Member of Board of Managers	Glenda Stock
Member of Board of Managers	Nell Shehee
Member of Board of Managers	David Baker, MD

PRINCIPAL SECURITY HOLDERS

Robert J. Freedman	36.7% ownership, Class A Common Units
Robert J. Freedman	31.0 % ownership Class B Common Unit
Robert J Freedman	40.1% ownership Class C Preferred Units
Robert J. Freedman	100.0% ownership Class D Common Units
Robert Schock	12.1% ownership Class A Common Units
Robert Schock	13.1% ownership Class B Common Units.

RELATED PARTY TRANSACTIONS

Convertible notes payable totaling $1,511,240 at the end of 2018 and $$1,318,517 at the end of 2017 are loans from investors. These notes were issued with a 3 year maturity bearing interest rates of 5% and 7%. Most of these loans are in default along with accrued interest of $419,907 at December 31, 2018.The investor owners of these notes have not demanded payment due to the lack of cash by the Company and their desire to see the Company succeed.

No principal payments, only interest payments, are required on the bank loan with a balance of $1,257,925 at December 31, 2018. The bank has renewed the loan annually in the past because it is secured by investments pledged by one of the officer founders of the Company.

OUR SECURITIES

Ownership of the Company is divided into four different classes of member units, as follows:

Class A Common Units: Authorized, 40,000 Units. Issued and outstanding, 19,763.Voting rights, one vote per unit.

Class B Common Units: Authorized, 4,000,000 units. Issued and outstanding, 2,158,212. Voting rights, one vote per unit after the holders of Class C Preferred Units shall have been paid the Class C Priority Return.

Class C Preferred Units: Authorized, 2,000,000 units. Issued and outstanding, 62,275.No voting rights until the Preferred Units are converted to Class B Common Units on payment of the of the Class C Priority return.

Class D Common Units: Authorized, 4,000,000 units. Issued and outstanding, 4,000,000 units. Holders of Class D Common Units have full voting rights and are entitled to one vote per unit.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2019

By
_____

Name   Robert J. Freedman
:

Title: Chief Executive Officer

FINANCIAL STATEMENTS

Life Recovery Systems HD, LLC

2018 Annual Report

Exhibit A

Financial Statements

Life Recovery Systems HD, LLC
Balance Sheets
As of December 31, 2018 and 2017
(unaudited)

	2018	2017
Assets		
Current Assets		
Cash	$ 11,991	$ 1,783
Accounts receivable	50,909	-
Due from Start Engine	6,146	-
Deposits on inventory	4,200	2,190
Inventory	187,527	194,980
Total Current Assets	260,773	198,953
Equipment And Tooling		
Cost	519,517	521,910
Accumulated depreciaion	(518,948)	(520,706)
Net Equipment and Tooling	569	1,204
Total Assets	$ 261,342	$ 200,157
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$ 156,649	$ 159,391
Total Current Liabilities	156,649	159,391
Long Term Liabilities		
Accrued interest on convertible notes	419,907	333,714
Convertible notes payable	1,511,240	1,387,517
Bank note payable	1,257,925	1,257,675
Payable to Nexcore Technology	45,710	45,710
Total Long Term Liabilities	3,234,782	3,024,616
Total Liabilities	3,391,431	3,184,007
Members' Equity		
Class A common units, 19,763 outstanding	109,441	109,441
Class B Common Units, 2,158,212 outstanding	12,917,344	12,838,103
Class C Preferred Units, 62,275 outstanding	579,845	579,845
Class D Common Units, 4,000,000 outstanding	40,000	40,000
Accumulated deficit	(16,776,719)	(16,551,239)
Total Equity (Deficit)	(3,130,089)	(2,983,850)
Total Liabilities and Members' Equity	$ 261,342	$ 200,157

Life Recovery Systems HD, LLC
Statements of Operations
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Sales	$ 118,541	$ 104,330
Cost of Sales	(41,554)	(76,515)
Gross Profit	76,987	27,815
Expenses		
General and Administrative	41,469	38,546
Insurance	36,410	35,153
Quality, Regulatory & Production	22,838	4,733
Research, Development & Patents	33,013	22,365
Sales and Marketing	3,487	4,033
Depreciation	634	2,092
Interest Expense	164,616	151,237
Total Expenses	302,467	258,159
Net Loss	$ (225,480)	$ (230,344)

Life Recovery Systems HD, LLC
Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (225,480)	$ (230,344)
Adjustments to reconcile net loss to net cash		
provided (used) by operations:		
Accounts Receivable	(50,909)	23,200
StartEngine Receivable	(6,146)	-
Deposits on inventory	(2,010)	7,468
Inventory	7,311	(7,865)
Accounts payable	(2,600)	(5,916)
Accrued interest	86,194	78,674
Depreciation	634	1,190
Net cash used by operating activities	(193,006)	(133,593)
Cash Flows From Investing Activities		
Equipment retired, net of depreciation	-	903
Cash Flows From Financing Activities		
Bank notes payable (net)	250	(47,332)
Convertible notes payable	123,723	174,188
Syndication Costs	(7,100)	-
Capital Investors	86,341	-
Net cash provided by financing activities	203,214	126,856
Net change in cash	10,208	(5,834)
Cash at beginning of year	1,783	7,617
Cash at end of year	$ 11,991	$ 1,783
Supplemental Disclosures		
Cash paid for interest	$ 78,422	$ 72,563

Life Recovery Systems HD, LLC
Statement of Changes in Members' Equity
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	A Units	B Units	C Units	D Units	Accumulated Deficit	Members' Equity
December 31, 2016	$ 109,441	$ 12,838,103	$ 579,845	$ 40,000	$ (16,320,896)	$ (2,753,507)
Operating Loss 2017					(230,343)	(230,343)
December 31, 2017	109,441	12,838,103	579,845	40,000	(16,551,239)	(2,983,850)
Operating Loss 2018					(225,480)	(230,343)
Class B Units Issued		79,241				79,241
December 31, 2018	$ 109,441	$ 12,917,344	$ 579,845	$ 40,000	$ (16,776,719)	(3,130,089)

CERTIFICATION

I, Robert J. Freedman, Principal Executive Officer of Life Recovery Systems HD, LLC, hereby certify that the financial statements of Life Recovery Systems HD, LLC, included in this Report are true and complete in all material respects.



_____
Principal Executive Officer

I,Robert J. Freedman, the Chairman and Manager of Life Recovery Systems HD, LLC, hereby certify that the financial statements of Life Recovery Systems HD, LLC for the periods ending December 31, 2017 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended December 31, 2018, the amounts reported on our tax returns were total income of $118,541, taxable income (loss) of $(226,714) and total tax of $ -0-.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _APRIL 24_(Date of Execution).



_____ (Signature)

_____ (Title)

_4/24/19_ (Date)

	Prior fiscal year-end	Most recent fiscal year-end (2018)
Total Assets*	$200,157	$261,342
Cash & Cash Equivalents*	$1,783	$11,991
Accounts Receivable*	$0	$50,909
Short-term Debt*	$159,391	$156,649
Long-term Debt*	$3,024,616	$3,234,782
Revenues / Sales*	$104,330	$118,541
Costs of Goods Sold*	$76,515	$41,554
Taxes Paid*	$0	$0
Net Income* -Loss	-$230,344	-$225,480

Life Recovery Systems HD, LLC